                       SECURITIES AND EXCHANGE COMMISSIONS
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15a-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2002


                               SCOTTISH POWER PLC
                 (Translation of Registrant's Name Into English)

               CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                    (Address of Principal Executive Offices)

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

       Form 20-F   X   Form 40-F ___
                 -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

       Yes ___ No   X
                  -----

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                           FORM 6-K: TABLE OF CONTENTS

1. Announcement of Scottish Power plc, dated September 26, 2002, regarding trading update.

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              /s/  Scottish Power plc
                                              -------------------------------
                                              (Registrant)

Date September 26, 2002                   By: /s/ Alan McCulloch
     ----------------------                   -------------------------------
                                              Alan McCulloch
                                              Assistant Company Secretary

26 September 2002

SCOTTISHPOWER - TRADING UPDATE.

ScottishPower will shortly be meeting analysts ahead of its close period for the half-year ending 30 September 2002. At the meetings, ScottishPower will update analysts on performance against the previously stated strategic priorities for each of its four businesses, confirming that it continues to trade in line with expectations.

ScottishPower's half-year results will be announced on 5 November 2002.

For further information:

Andrew Jamieson       Head of Investor Relations          0141 636 4527
Colin McSeveny        Group Media Relations Manager       0141 636 4515